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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

92047K107
(CUSIP Number)

Jaime Lester Soundpost Partners, LP 405 Park Avenue, 6th Floor New York, NY 10022 (646) 536-2509 Jeffrey Keswin Lyrical Partners, L.P. 405 Park Avenue, 6th Floor New York, NY 10022 (212) 415-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Soundpost Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,000,000*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,000,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,805,774

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

PN

* This figure excludes 805,774 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P., of which Jeffrey Keswin is the managing partner.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jaime Lester

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,000,000*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

2,000,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,805,774

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

IN

* This figure excludes 805,774 shares which are directly owned by private investment funds managed by Lyrical Partners, L.P., of which Jeffrey Keswin is the managing partner.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lyrical Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

805,774 *

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

805,774 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,805,774

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

PN

* This figure excludes 2,000,000 shares which are directly owned by private investment funds managed by Soundpost Partners, LP, of which Jaime Lester is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey Keswin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

805,774 *

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

805,774 *

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,805,774

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.5%

14.	TYPE OF REPORTING PERSON*

IN

* This figure excludes 2,000,000 shares which are directly owned by private investment funds managed by Soundpost Partners, LP, of which Jaime Lester is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group (as defined below).

CUSIP No.	92047K107

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.01 par value (“Common Stock”), of ValueVision Media, Inc., a Minnesota corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6740 Shady Oak Road, Eden Prairie, Minnesota 55344-3433.

Item 2.	Identity and Background.

(a)
This statement is filed by (i) Soundpost Capital, LP, a Delaware limited partnership (“Soundpost”), as the investment manager to certain private investment funds, with respect to shares owned by such private investment funds, (ii) Mr. Jaime Lester, a principal of Soundpost, with respect to the Common Stock owned by such private investment funds, (iii) Lyrical Partners, L.P., a Delaware limited partnership (“Lyrical”), as the investment manager to certain private investment funds and (iv) Mr. Jeffrey Keswin, a principal of Lyrical, with respect to the Common Stock owned by such Lyrical private investment funds (the persons mentioned in (i), (ii), (iii) and (iv) are referred to herein as the “Reporting Persons”).  Mr. Lester is the sole Managing Member of Soundpost.   Mr. Keswin in is the sole Managing Partner of Lyrical.

As discussed further in Item 4, the Reporting Persons may be deemed to be part of a group (the “Group”) and, as such, have agreed to jointly file this Schedule 13D.

(b)	The business address of each of the Reporting Persons is 405 Park Avenue, 6th Floor, New York, NY 10022.

(c)
Soundpost provides investment management services to private individuals and institutions. The principal occupation of Mr. Lester is investment management.

Lyrical provides investment management services to private individuals and institutions. The principal occupation of Mr. Keswin is investment management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Soundpost is a Delaware limited partnership. Mr. Lester is a United States citizen. Lyrical is a Delaware limited partnership. Mr. Keswin is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment cost of the Common Stock held by the private investment funds managed by Soundpost is $11,860,665. The source of funds for this consideration was working capital of the private investment funds managed by Soundpost.  No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The net investment cost of the Common Stock held by the private investment funds managed by Lyrical is $4,062,885. The source of funds for this consideration was working capital of the private investment funds managed by Lyrical.  No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On November 12, 2007, Soundpost and Mr. Lester sent a letter to the Issuer praising recent changes to the management and operation of the Issuer and outlining proposals to increase the profitability of the Issuer’s operations and value of the Issuer to its shareholders.  A copy of this letter is attached hereto as Exhibit C.

Except as described above, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
By virtue of its membership in the Group, as of the date hereof, Soundpost may be deemed to be the beneficial owner of 2,805,774 shares of Common Stock, constituting 7.5% of the shares of Common Stock of the Issuer, based upon 37,215,058 shares of Common Stock outstanding as of September 10, 2007, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on September 13, 2007.

Soundpost specifically disclaims beneficial ownership in the Common  Stock reported herein except to the extent of its pecuniary interest therein.

By virtue of its membership in the Group, as of the date hereof, Mr. Lester may be deemed to be the beneficial owner of 2,805,774 shares of Common Stock, constituting 7.5% of the shares of Common Stock of the Issuer, based upon 37,215,058 shares of Common Stock outstanding as of September 10, 2007, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on September 13, 2007.

Mr. Lester specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of his pecuniary interest therein.

By virtue of its membership in the Group, as of the date hereof, Lyrical may be deemed to be the beneficial owner of 2,805,774 shares of Common Stock, constituting 7.5% of the shares of Common Stock of the Issuer, based upon 37,215,058 shares of Common Stock outstanding as of September 10, 2007, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on September 13, 2007.

Lyrical specifically disclaims beneficial ownership in the Common  Stock reported herein except to the extent of its pecuniary interest therein.

By virtue of its membership in the Group, as of the date hereof, Mr. Keswin may be deemed to be the beneficial owner of 2,805,774 shares of Common Stock, constituting 7.5% of the shares of Common Stock of the Issuer, based upon 37,215,058 shares of Common Stock outstanding as of September 10, 2007, based upon the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on September 13, 2007.

Mr. Keswin specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent of his pecuniary interest therein.

(b)
Soundpost has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,000,000* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,000,000* shares of Common Stock.

* This figure excludes 805,774 shares which are directly owned by private investment funds managed by Lyrical, of which Mr. Keswin is the managing partner. The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

Mr. Lester has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,000,000* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 2,000,000* shares of Common Stock.

* This figure excludes 805,774 shares which are directly owned by private investment funds managed by Lyrical, of which Mr. Keswin is the managing partner.   The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

Lyrical has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 805,774* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 805,774* shares of Common Stock.

* This figure excludes 2,000,000 shares which are directly owned by private investment funds managed by Soundpost, of which Mr. Lester is the managing member. The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

Mr. Keswin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 805,774* shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 805,774* shares of Common Stock.

* This figure excludes 2,000,000 shares which are directly owned by private investment funds managed by Soundpost, of which Mr. Lester is the managing member.  The Reporting Persons may be deemed to be the beneficial owners of such shares as a result of their membership in the Group.

(c)	The trading dates, amount of Common Stock purchased and sold and price per share for all transactions in the Common Stock in the past 60 days by the Reporting Persons are set forth in Exhibit B.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement among the Reporting Persons.

Exhibit B – Transactions in the Issuer’s securities by the Reporting Persons in the last sixty days.

Exhibit C – Letter to the Issuer, dated November 12, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2007

Soundpost Partners, LP

By: /s/ Jaime Lester
_________________________
By:  Jaime Lester
Title:  Managing Member

/s/ Jaime Lester
_____________________
Jaime Lester

Lyrical Partners, L.P.

By: /s/ Jeffrey Keswin
_________________________
By:  Jeffrey Keswin
Title:  Managing Partner

/s/ Jeffrey Keswin
_____________________
Jeffrey Keswin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated November 13, 2007 relating to the Common Stock, par value $0.01 per share of ValueVision Media, Inc. shall be filed on behalf of the undersigned.

Soundpost Partners, LP

By: /s/ Jaime Lester
_________________________
By:  Jaime Lester
Title:  Managing Member

/s/ Jaime Lester
_____________________
Jaime Lester

Lyrical Partners, L.P.

By: /s/ Jeffrey Keswin
_________________________
By:  Jeffrey Keswin
Title:  Managing Partner

/s/ Jeffrey Keswin
_____________________
Jeffrey Keswin

Exhibit B

Transactions by Soundpost in the Common Stock, par value $0.01 per share

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share
9/11/2007	2,225	8.097
9/11/2007	1,169	8.097
9/11/2007	2,606	8.097
9/24/2007	28,361	7.113
9/24/2007	13,409	7.113
9/24/2007	33,230	7.113
9/25/2007	1,078	6.861
9/25/2007	17,829	6.854
9/25/2007	510	6.861
9/25/2007	8,430	6.854
9/25/2007	1,262	6.861
9/25/2007	20,891	6.854
10/1/2007	25,378	7.617
10/1/2007	8,464	7.617
10/1/2007	21,358	7.617
10/2/2007	6,249	7.641
10/2/2007	2,131	7.641
10/2/2007	5,259	7.641
10/19/2007	22,908	6.764
10/19/2007	7,813	6.764
10/19/2007	19,279	6.764
10/26/2007	151,155	5.423
10/26/2007	206,169	5.464
10/26/2007	596	5.454
10/26/2007	51,556	5.423
10/26/2007	70,321	5.464
10/26/2007	203	5.454
10/26/2007	127,210	5.423
10/26/2007	173,510	5.464
10/26/2007	501	5.454
10/29/2007	27,930	5.306
10/29/2007	9,526	5.306
10/29/2007	23,506	5.306
10/30/2007	43,524	5.15
10/30/2007	14,846	5.15
10/30/2007	36,630	5.15
10/31/2007	43,204	5.124
10/31/2007	14,736	5.124
10/31/2007	36,360	5.124
11/1/2007	41,739	5.07
11/1/2007	12,338	5.07
11/1/2007	35,923	5.07

11/5/2007	17,214	5.048
11/5/2007	5,088	5.048
11/5/2007	14,815	5.048
11/6/2007	111,350	4.864
11/6/2007	32,914	4.864
11/6/2007	95,836	4.864
11/7/2007	510	4.75
11/7/2007	151	4.75
11/7/2007	439	4.75
11/8/2007	10,404	4.752
11/8/2007	3,076	4.752
11/8/2007	8,955	4.752

Transactions by Lyrical in the Common Stock, par value $0.01 per share

Date of Transaction	Number of Shares Purchased/(Sold)	Price per Share
10/31/2007	77,211	5.15
11/1/2007	115,000	5.15
11/2/2007	347,900	5.15
11/5/2007	50,000	5.06
11/6/2007	50,000	4.96
11/7/2007	50,516	4.77
11/9/2007	65,147	4.53
11/12/2007	50,000	4.89

Exhibit C

November 12, 2007

John Buck
Chairman and Chief Executive Officer
Valuevision Media
6740 Shady Oak Road
Minneapolis, MN 55344

Mr. Buck,

I enjoyed our conversation a few weeks ago.  As we discussed, private investment funds managed by Soundpost Partners, LP are significant shareholders of Valuevision, and we believe that the current market price does not reflect the true value of the company and its assets.  We applaud your efforts to improve the operations of the company through a change of leadership and a different approach to asset utilization, and we believe that Valuevision’s loyal customer base, significant distribution, world-class production facilities, and advanced internet offerings of your company have enormous potential.  However, we are not convinced that the interests of your shareholders are best served by having the company remain an independent entity.

Specifically, we believe that the current share price of $4.68 implies a significantly negative value of $(38) million for the core network business, as follows:

Cash	$ 102 million
Boston television station	$ 45 million
Office real estate in Minnesota	$ 25 million
Value of NOL assuming 382 limitation	$ 20 million
50% of assumed ValuePay receivables	$ 48 million
Total asset value	$ 240 million

Price per share	$ 4.68
Diluted shares outstanding including GE convert	43.2 million
Market Capitalization	$ 202 million

Implied value of network assets	$ (38) million

It should be noted that at the start of 2007, the “Market” ascribed a value of roughly $330 million to the network asset, using a similar methodology.

Our assumed value for the Boston television station comes from the price that was paid for it in 2003 before retransmission benefits were known, comparable “stick” values, and discussions with market participants.  Our assumed value for the real estate comes from the mean price per square foot from comparable transactions and excludes the value of your wholly-owned distribution facility.  Below is the list of significant comparable office transactions in the Eden Prairie area over the last two years:

Date	Address	Price	Square Feet	Price/SF
Jul-05	7075 Flying Cloud	$ 16,850,000	360,000	$ 47
Aug-05	100 Prairie Center Dr	$ 3,470,000	27,750	$ 125
Oct-05	11000 Prairie Lakes Dr	$ 28,000,000	202,270	$ 138
Dec-05	6400 Flying Cloud Dr	$ 3,125,000	30,976	$ 101
Dec-05	7150 Shady Oak Rd	$ 4,250,000	67,512	$ 63
Jul-06	6542 Regency Land	$ 1,100,000	9,000	$ 122
Jul-06	6455 City West Pkwy	$ 5,451,000	60,597	$ 90
Oct-06	7500 Flying Cloud Dr	$ 31,187,800	202,780	$ 154
Feb-07	6216 Baker Rd	$ 2,569,000	16,127	$ 159
Mar-07	7075 Flying Cloud	$ 22,100,000	349,299	$ 63
Apr-07	11095 Viking Dr	$ 42,500,000	237,026	$ 179
May-07	15762 Venture Ln	$ 315,000	1,536	$ 205
Sep-07	6600 City West Pkwy	$ 3,325,000	30,000	$ 111
Oct-07	7565 Office Ridge Circle	$ 522,500	3,156	$ 166
	average			$ 139

We believe the true value of your company, however, resides in your cable network.  Below is a list of significant comparable cable network transactions since 2005:

Date	Seller	Buyer	Price ($M)	Terms (%)	Network	EstiImplied Value ($M)	FTE Subs (M)	Value/Sub
Apr-05	Wisdom Media Holdings	Revolution	40	100	Wisdom	40	7.2	5.56
Aug-05	Constellation Ventures	InterMedia Partners	2	20	Gospel Music Channel	30	2.6	3.92
Nov-05	CSTV	InterMedia Partners	325	100	CSTV	325	14.7	22.11
Dec-05	Microsoft	NBC	173.9	32	MSNBC	543.3	85.7	6.34
Feb-06	Time Warner	News Corp.	375	100	Turner South	375	8.3	45.18
May-06	Liberty Media	Time Warner	697	50	CourtTV	1394	85.4	16.32
Jul-06	Univision	Umbrella Acquisition	203.5	100	Galavision	203.5	44.4	4.58
Jul-06	Ovation	Hubbard Broad.	27.5	100	Ovation	27.5	5.3	5.19
Aug-06	Firestone Comm.	Juniper Partners Acq	7.2	100	Sorpres!	72	0.6	11.72
Oct-06	LIN TV	InterMedia Partners	15	100	WAPA-America	15	1.8	8.33
Nov-06	Walt Disney Company	Comcast Corp.	1230	40	E! and Style	3113.9	133.3	23.37
Dec-06	News Corp.	Liberty Media	306.1	100	Fox Sports Northwest	306.1	3.5	87.91
Dec-06	News Corp.	Liberty Media	181.7	100	Fox Sports Pittsburgh	181.7	3.5	52.2
Dec-06	News Corp.	Liberty Media	213.1	100	Fox Sports Rocky Mountain	213.1	3.5	61.2
Mar-07	Discovery Comm.	Cox Comm.	1018.2	75	The Travel Channel	1357.7	88.06	15.42
Mar-07	Cox Comm.	Discovery Comm.	2978.4	25	Discovery Networks	11913.6	1431.9	8.32
Apr-07	Rainbow Media Holdings	Comcast Corp.	203.3	50	Fox Sports New England	406.5	4	102.26
Apr-07	Rainbow Media Holdings	Comcast Corp.	366.8	60	FSN Bay Area	611.3	3.8	160.81
Jun-07	C.M. Cooley, T. Hanson	Intermedia Partners VII	28	90	The Sportsman Channel	31.1	6.7	4.64

As you can see, the lowest value per subscriber for all transactions was roughly four dollars.  To be clear, though, this lower range of values was for networks with substantially more limited distribution than ShopNBC currently enjoys.  Even at this lower value, the implied value of ShopNBC would be nearly $300 million.  This number could easily be too conservative, as QVC was sold to Liberty Media in July 2003 for an implied value of $108 per subscriber, and HSN was sold in August 1996 for $16 per subscriber.  We believe that your customer base, with its high-income demographic, is at least as attractive as that of either of these competitors.  In addition, we believe that your 2009 EBITDA, excluding corporate overhead, could be over $35 million, further justifying a price in excess of $300 million.

We understand that there is the potential for numerous operational improvements over the next year, including significant savings from certain renegotiated distribution relationships.  We are long-term shareholders and believe that the company can and should improve internally, even with a weaker consumer environment.  We believe that hiring Alvarez & Marsal, a firm which has been retained by your larger competitors and has shown its abilities to improve profitability for those companies, was an important step.  However, as one of the only stand-alone single cable networks that is currently publicly traded, we are also convinced that your shareholders would benefit from the exploration of strategic alternatives.  Specifically, we believe that you should:

1) Instruct Alvarez & Marsal, concurrent with their profit improvement efforts, to begin both a sales process for your Boston television station and a sale/leaseback of your owned commercial real estate.  We believe these sales initiatives would generate roughly $70 million of proceeds.

2) Monetize your ValuePay receivables, either by factoring, reducing the outstanding balance through attrition, or rolling the program into your third party ShopNBC credit card program.  We suspect this could generate up to $75 million of proceeds, due to the sterling credit profile of your customer base, but we think that 50% of our assumed receivables level, or $48 million, is certainly achievable.

3) If these actions are taken as suggested, the company will have roughly $220 million of cash on hand.  We suggest that the best way to return a portion of this excess capital to shareholders is to initiate a Dutch Tender for 50% of the shares outstanding at $8 a share, leaving the company with $50 million of cash.

4) Finally, we believe that you should consider retaining an investment bank to solicit potential interested strategic and financial acquirors.

While we understand that you are convinced of the merit and likelihood of a substantial rebound in the network’s operating performance, we do not currently have enough information on which to make that assessment.  As such, we believe that the value-maximizing path at this point is to realize, through an exploration of strategic alternatives, some of the enormous strategic value that you have developed over the years.  If you are able to provide information that will convince us and other shareholders of your ability to create operational value beyond our estimate of your strategic value, we will consider this path; however, if not, we reserve all rights to effect change through a more active approach.  Since your core network asset is being awarded a negative valuation by the “Market”, we assume that you will not view “business as usual” tactics to be appropriate or adequate.

We have heard, albeit indirectly, of numerous informal inquiries in the past few years from potential acquirors that include home shopping, traditional retail, and financial companies, at significantly higher prices.  These inquiries may not been formally presented to the Board of Directors, and the acquirors’ intentions may have changed.  However, we believe the strategic and financial rationale for these potential acquirors is fairly obvious, and thus are confident that there would be significant interest should a process be initiated.

We look forward to a continuing dialogue on how to best maximize the value of your significant assets.

Very best regards,

Jaime Lester
Managing Member
Soundpost Partners, LP

SK 25147 0001 826880